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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number	3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-15279

NOTIFICATION OF LATE FILING	CUSIP NUMBER 369385109
(Check one):  ☒ Form 10-K  □ Form 20-F  □ Form 11-K  □ Form 10-Q □ Form 10-D  □ Form N-SAR  □ Form N-CSR
For Period Ended:  December 31, 2013

□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________

PART I  — REGISTRANT INFORMATION

General Communication, Inc.
Full Name of Registrant

Former Name if Applicable

2550 Denali Street, Suite 1000
Address of Principal Executive Office (Street and Number)

Anchorage, Alaska 99503
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of General Communication, Inc. (the “Company”) for the year ended December 31, 2013, could not be filed within the prescribed period without unreasonable effort or expense because during the course of the preparation of the financial statements for the Company and its subsidiaries, the Company determined that additional procedures were necessary to verify certain intercompany accounts relating to handset subsidies. These procedures require us to obtain further information and to perform additional testing and analysis. The Company anticipates that it will file its Annual Report within the fifteen calendar-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
                         Peter Pounds                                          (907)                                      868-5600
(Name)                                        (Area Code)                             (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates changes in the results of operations from the corresponding period for the last fiscal year due primarily to acquisitions previously reported by the Company. On March 5, 2014, the Company issued its earnings release describing such results and subsequently furnished the earnings release to the Securities and Exchange Commission on a current report on Form 8-K.

General Communication, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	By	/s/ Peter J. Pounds

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).